SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 3, 2002

Provident Energy Trust

(Translation of registrant’s name into English)

Suite 900, 606 4th Street S.W.
Calgary, Alberta T2P 4H2

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [ ]	Form 40-F [X]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Provident Energy Trust, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2002	Provident Energy Trust

	By:	/s/ Mark N. Walker

Mark N. Walker Vice President, Finance & Chief Financial Officer

December 3, 2002

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Toronto Stock Exchange (TSX)	Nova Scotia Securities Commission Registrar of Securities, Prince Edward Island Office of the Administrator, New Brunswick Securities Commission of Newfoundland

Dear Sirs:

Subject:     Provident Acquisitions Inc.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Special
2.	Security Description of Voting Issue	: Exchangeable Shares
3.	CUSIP Number	: 743 83R 102
4.	Record Date	: December 17, 2002
5.	Meeting Date	: January 17, 2003
6.	Meeting Location	: Calgary, AB

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

“signed by”

Brent Jopko
Assistant Corporate Trust Officer
Direct Dial No. (403) 267-6558

cc:	Provident Energy Trust Attention: Tom Buchanan